Report of Independent Registered
Public Accounting Firm

The Board of Trustees and Shareholders
of
The Dreyfus/Laurel Funds Trust:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that Dreyfus Equity Income Fund (the
"May 31st Fund"), Dreyfus Global Equity
Income Fund and Dreyfus International
Bond Fund (collectively, the "October
31st Funds") and Dreyfus High Yield Fund
(the "December 31st Fund") (collectively with the May 31st Fund and October 31st
Funds, the "Funds"), each a series of
The Dreyfus/Laurel Funds Trust complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of
January 31, 2018, with respect to
securities reflected in the investment
accounts of the Funds. Management is
responsible for the Funds' compliance
with those requirements. Our
responsibility is to express an opinion
on management's assertion about the
Funds' compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accountants (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of January 31, 2018, and
with respect to agreement of security
purchases and sales, for the period
from October 31, 2017 (the date of the
May 31st and the October 31st Funds'
last examination) through January 31,
2018, and for the period from December
31, 2017 (the date of the December 31st
Fund's last examination) through
January 31, 2018:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ, without prior notice to
management.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Funds' securities
per the books and records of the Funds
to those of the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Funds as of January
31, 2018, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Funds to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period January 1, 2017 to December 31,
2017 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.

In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of January 31, 2018,
with respect to securities reflected in
the investment accounts of the Funds is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Trustees of The
Dreyfus/Laurel Funds Trust, and the
Securities and Exchange Commission and
is not intended to be and should not be
used by anyone other than these
specified parties.

      /s/ KPMG LLP
New York, New York
August 29, 2018


August 29, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Dreyfus
Equity Income Fund ( the "May 31st
Fund"), Dreyfus Global Equity Income
Fund and Dreyfus International Bond
Fund (collectively, the "October 31st
Funds") and Dreyfus High Yield Fund
(the "December 31st Fund") (collectively with the May 31st Fund and October 31st
Funds, the "Funds"), each a series of
The Dreyfus/Laurel Funds Trust, are
responsible for complying with the
requirements of subsections (b) and (c)
of Rule 17f-2, "Custody of Investments
by Registered Management Investment
Companies" of the Investment Company
Act of 1940.  We are also responsible
for establishing and maintaining
effective internal controls over
compliance with those requirements. We
have performed an evaluation of the
Funds' compliance with the requirements
of subsections (b) and (c) of Rule 17f-
2 as of January 31, 2018, for the
period from October 31, 2017 (the date
of the May 31st and the October 31st
Funds' last examination) through
January 31, 2018, and for the period
from December 31, 2017 (the date of the
December 31st Fund's last examination)
through January 31, 2018.

Based on the evaluation, we assert that
the Funds were in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of January 31, 2018, for
the period from October 31, 2017 (the
date of the May 31st and the October 31st
Funds' last examination) through
January 31, 2018, and for the period
from December 31, 2017 (the date of the
December 31st Fund's last examination)
through January 31, 2018 with respect
to securities reflected in the
investment accounts of the Funds.


The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer